Tamarack Funds Trust

100 South Fifth Street, Suite 2300

Minneapolis, MN 55402

January 28, 2009

Via EDGAR

Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Tamarack Funds Trust (the “Trust”) (File Nos. 333-111986 / 811-21475), Registration Statement filed January 28, 2009

Dear Mr. Thompson:

Pursuant to your request, in connection with your recent review of the above-referenced filing, the undersigned hereby acknowledges on behalf of the Trust that:

▪	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing;

▪

comments of the staff (the “Commission Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Commission Staff comments in the filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing made; and

▪	the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 Release 2004-89 regarding the public release of comment letters and responses, we understand from you that the Commission Staff is requesting such acknowledgements from all investment companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Erik R. Preus

Erik R. Preus

and Chief Executive Officer

Tamarack Funds Trust

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Claudia de Alba claudia.dealba@dechert.com +1 212 649 8739 Direct +1 212 698 3599 Fax

January 28, 2009

VIA EDGAR

Brion Thompson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Tamarack Funds Trust (the “Trust”) (File Nos. 333-111986 / 811-21475)

Post Effective Amendment No. 27 (Accession No. 0000897101-08-002419)

filed November 26, 2008 to add a new share classes to the Access Capital Community Investment Fund (the “Fund”).

Dear Mr. Thompson:

Pursuant to your request, this letter responds to comments to the prospectus and the statement of additional information (the “Prospectus” and the “SAI”) that you provided to me via telephone on January 12, 2009, with respect to the above-referenced filing.

1.	Page 1 of the Prospectus, “Principal Investment Strategies ”

Comment:  The Prospectus states that, “At the time of their share purchase, investors meeting certain investment levels may elect to have their investment amounts invested in particular areas of the United States as their preferred geographic focus or Designated Target Region.”

Please explain, to the extent that shareholders can designate a Designated Target Region (as defined in the Prospectus), why this arrangement does not make the shareholder an investment adviser under Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “1940 Act”)?

Response: The 1940 Act defines an “investment adviser” of an investment company to be “(A) any person (other than a bona fide officer, director, trustee, member of an advisory board, or employee of such company, as such) who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A); but does not include (i) a person whose advice is furnished solely through uniform publications distributed to subscribers thereto, (ii) a person who furnishes only statistical and other factual information, advice regarding

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Hong Kong

economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice or making recommendations regarding the purchase or sale of securities, (iii) a company furnishing such services at cost to one or more investment companies, insurance companies, or other financial institutions, (iv) any person the character and amount of whose compensation for such services must be approved by a court, or (v) such other persons as the Commission may by rules and regulations or order determine not to be within the intent of this definition.

As described in page 10 of the Prospectus, “Additional Information,”

In determining whether a particular investment is qualified, the Advisor will assess whether the investment has as its primary purpose community development. The Advisor will consider whether the investment: (1) provides affordable housing for [low- and moderate-income (“LMI”)] individuals; (2) provides community services targeted to LMI individuals; (3) funds activities that (a) finance businesses or farms that meet the size eligibility standards of the Small Business Administration’s Development Company or Small Business Investment Company programs or have annual revenues of $1 million or less and (b) promote economic development; or (4) funds activities that revitalize or stabilize LMI areas. For institutions whose primary regulator is the [the Federal Reserve Board (“FRB”)], [the Office of the Comptroller of the Currency (“OCC”)] or [the Federal Deposit Insurance Corporation (“FDIC”)], the Advisor may also consider whether an investment revitalizes or stabilizes a designated disaster area or an area designated by those agencies as a distressed or underserved non-metropolitan middle-income area.

To the extent that a shareholder can designate a Designated Target Region, the shareholder would not be considered an investment adviser under Section 2(a)(20) of the 1940 Act because the shareholder is not furnishing advice to the Fund, nor is empowered to determine which securities or property the Fund should invest in, purchase or sell. As described above, Voyageur Asset Management Inc. (the “Advisor”) will determine whether a particular investment is qualified and will assess whether the investment has as its primary purpose community development. Moreover, even if one were to assume that designating a Designated Target Region encompassed selecting a “security or other property”, which we do not believe it does, it is the Advisor and not the shareholder that evaluates each potential investment. The shareholder by designating a Designated Target Region is only expressing an interest with respect to a geographic region, not a “security or other property” and selecting a geographic region is not providing investment advice.

2.	Page 1 of the Prospectus “Community Investments” and “Investment Program” under “Principal Investment Strategies”

Comment: The Prospectus states in the second paragraph of “Community Investments” that, “The Fund expects all of its investments will be considered eligible for regulator credit under the Community Reinvestment Act of 1977 (“CRA”) and that shares of the Fund will be eligible for regulator credit under the CRA. The Prospectus further adds in the last sentence of “Investment Program” on page 1 that, “Those investors that are not subject to CRA requirements do not receive CRA credit for their investments.”

Please explain the process by which the Fund obtains CRA credits and how credits are fixed to the Fund and distributed to shareholders. Finally, please explain what benefits shareholders receive by obtaining CRA credits.

Response: As described generally in the Prospectus, the CRA requires the four federal bank supervisory agencies, the FRB, the OCC, the FDIC, and the Office of Thrift Supervision (“OTS”), to encourage the institutions they regulate to help meet the credit needs of their local communities, including LMI neighborhoods. Each agency has promulgated rules for evaluating and rating an institution’s CRA performance which vary according to an institution’s asset size and business lines. An institution’s CRA performance can also be adversely affected by evidence of discriminatory credit practices regardless of its asset size. For example, large banks and large savings institutions receive an overall CRA rating based on their performance on three tests: lending, investment, and service. Intermediate banks and large savings associations receive an overall CRA credit based on two tests: lending and community development. Small banks and small savings associations are subject to a lending test, but can use qualified investments to enhance their overall rating.

The Fund’s strategy is to invest in debt securities instruments that will cause shares of the Fund to be deemed to be qualified under the CRA, so that financial institutions that are subject to the CRA may receive investment test or similar credit under the CRA with respect to shares of the Fund held by them. For an institution to receive CRA credit with respect to the Fund’s shares, the Fund must hold CRA qualifying investments that relate to the institution’s assessment area. The Fund neither obtains nor issues CRA credits. Moreover, investments are not typically designated as qualifying investments at the time of issuance by any governmental agency. Accordingly, the Advisor must evaluate whether each potential investment may be a qualifying investment with respect to a specific shareholder. The final determinations that Fund shares are qualifying investments are made by the federal and, where applicable, state bank supervisory agencies during their periodic examinations of financial institutions. There is no assurance that the agencies will concur with the Advisor’s determinations. The Advisor believes that, since the Fund began operations in 1998, all regulated financial institutions holding Fund shares have received CRA credit from their regulator(s) for their investment.

As defined in the CRA, qualified investments are any lawful investments, deposits, membership shares or grants that have as their primary purpose community development. The term “community development” is defined in the CRA as: (1) affordable housing (including multifamily rental housing) for LMI individuals; (2) community services targeted to LMI individuals; (3) activities that promote economic development by financing businesses or farms that meet the size eligibility standards of applicable requirements or have gross annual revenues of $1 million or less or (4) activities that revitalize or stabilize LMI geographies, designated disaster areas; or distressed or underserved non-metropolitan middle-income geographies designated by the federal banking regulators.

While shareholders may be able to select a Designated Target Region(s) based on their investment amounts, each shareholder will be a shareholder of the Fund as a whole, not just of the investments in its Designated Target Region(s). The financial returns on a shareholder’s investment will be determined by that shareholder account’s proportionate share of the total assets in the Fund’s blended overall portfolio, not just by the performance of the assets in the Designated Target Region(s) selected by that shareholder. Moreover, per the criteria set out by Rule 18f-3 promulgated under the 1940 Act, the shareholders for each of Class I and Class A will have the same arrangement and expenses for shareholder services and the distribution of securities, will pay the same amount of advisory and custodial fees and other expenses, and shall have the same rights, including voting rights, and obligations as the other shareholders within the same class.

3.	Page 1 of the Prospectus “Community Investments” and “Investment Program” under “Principal Investment Strategies”

Comment: Please see the language referenced in Comment 1 and explain why this arrangement with respect to CRA credits and the disparate treatment of shareholders is not creating different classes of shares?

Response: As explained in Comment 2, the Fund believes that it has not created different share classes since each shareholder’s returns will be based on the investment performance of the Fund’s blended overall portfolio of investments and shareholders within the same class will have the same rights and be subject to the same expenses.

Comment: Please also explain why this arrangement and the disparate treatment of shareholders is not creating senior securities under Section 18 of the 1940 Act?

Response: The Fund believes that electing to have their investment amounts invested in particular areas of the United States as their preferred geographic focus, or Designated Target Region, does not create senior securities under Section 18 of the 1940 Act. Section 18 of the 1940 Act defines senior security as “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends”. Each shareholder’s returns will be based on the investment performance of the Fund’s blended overall portfolio of investments, not just on the performance of the assets in the Designated Target Region(s) selected by that shareholder. No shareholder within Class I or A will have a priority over any distribution of assets or payment of dividends of the Fund.

4.	Page 9 of the Prospectus “Designated Target Regions”

Comment: The Prospectus states that, “at the time of their share purchase, investors meeting certain investment levels may elect to have their investment amounts invested in particular areas of the United States as their preferred geographic focus or Designated Target Region...Investors who purchase under $500,000 are not eligible to select a Designated Target Region. Investors who purchase between $500,000 and $999,999 may elect to allocate their investment to a Designated Target region at a single or multiple level. Investors who purchase over $1 million may elect to allocate their investment to a Designated Target Region in a single or multiple state, Metropolitan Statistical Area, county, or city.”

Please explain why this arrangement and the disparate treatment of shareholders is not creating three classes of shares? Please also explain why this arrangement and the disparate treatment of shareholders is not creating senior securities under Section 18 of the 1940 Act?

Response: Please see our responses for Comments 2 and 3.

5.	Page 1 of the Prospectus, “Principal Investment Strategies and page 2 of the Prospectus, “Derivatives Risk”

Comment: Please identify in the “Principal Investment Strategies” section on page 1 of the Prospectus where the Fund uses derivatives.

Response: As stated on p. 6 of the SAI, “The Fund is permitted to use derivatives only for hedging purposes.” In the course of managing the Fund the Advisor may use borrowed monies to purchase additional assets. Typically these additional assets are fixed rate securities that increase the duration (interest rate risk) of the portfolio. The Advisor uses derivatives to scale back the duration of the portfolio and reduce the incremental interest rate exposure associated with assets purchased with borrowings. The most frequently used derivative instruments are US Treasury futures and swaps. The notional value of derivatives used exceeds 5% of the Fund’s net asset value.

6.	Page 6 of the Prospectus, “Performance Table”

Comment:	Please explain why returns after taxes are not shown.

Response: The post-effective amendment was added for the principal purpose of adding Class A shares, a new retail class. Because Class A is new, its performance information cannot be provided.

The Fund currently offers Class I shares, a class that is offered exclusively to non-taxable investors as described in General Instruction C.3(d)(iii)(B) to Form N-1A (“Tax-Exempt Investors”). Because Class I is offered exclusively to Tax-Exempt Investors, after-tax returns were not previously provided in reliance on that General Instruction. While Class I is currently offered only to Tax-Exempt Investors, the Fund will present its after-tax information for Class I because after the post-effective amendment, the Fund may offer Class I shares to Non-Tax Exempt Investors.

7.	Page 7 of the Prospectus, “Fees and Expenses”

Comment: The first sentence of “Investment Companies” on page 12 of the SAI states that, “Each Fund may purchase securities issued by other investment companies.” Please see Form N-1A, Instruction 3(f) to Item 3. Please explain why a subcaption to the “Annual Operating Expenses” titled “Acquired Fund Fees and Expenses” has not been added?

Response: The fees and expenses incurred directly by the Fund as a result of investment in shares of one or more “Acquired Fund” did not exceed 0.01 percent of average net assets of the Fund, and per Instruction 3(f) to Item 3, the Fund may include these fees and expenses under the subcaption “Other Expenses”.

8.	General Comment

Comment:	Please confirm that a new auditor’s consent will be submitted with the next filing.

Response: A new auditor’s consent will be submitted with the next filing.

9.	General Comment

Comment: Please add a “Tandy” letter to the response letter.

Response: A Tandy letter will be submitted with the next filing.

Sincerely,

Claudia de Alba

Associate